Katherine R. Kelly
Vice President, Associate General Counsel & Corporate Secretary

345 Park Avenue New York, NY 10154-0037
Tel 212-546-4852 Fax 212-546-9966
katherine.kelly@bms.com

October 27, 2016

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
U.S. Securities and Exchange Commission
Mailstop 4546
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Bristol-Myers Squibb Company
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed July 28, 2016
File No. 001-01136

Dear Mr. Rosenberg:

This letter responds to the comment letter (the “Comment Letter”) dated October 14, 2016, regarding the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 (“2016 2Q Form 10-Q”) of Bristol-Myers Squibb Company (the “Company” or “BMS”).  For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

Management’s Discussion and Analysis of Financial Condition and results of Operations
Financial Position, Liquidity and Capital Resources
Cash Flows
Operating Activities, page 31

1.
You disclose that your cash collections continue to be impacted by extended payment terms for certain of your new products in the U.S. Please tell us the products for which you extended the payment terms, the number of days you extended the terms from and to, and your revenue recognition policy for these products including your consideration of the extended payment terms with respect to this policy. Tell us whether slower collections of receivables over the past six months or so are attributable to factors or products other than extending the payment terms for the new products. If so, tell us nature and extent of these other factors/products.

Payment terms for certain biologic products in the U.S., primarily our newer Oncology products, Opdivo, Yervoy and Empliciti, are between 120 days to 150 days compared to approximately 30 days for most other products. These longer payment terms are used to more closely align with longer insurance reimbursement timing for physicians and cancer centers following administration to the patient, which are typically caused by increased complexity related to the proper coding of claims.  We believe longer payment terms are a common industry practice for infused specialty products with user reimbursement conditions.  Revenue for these Oncology products are recognized upon shipment to our distributors similar to other products as payment is not contingent upon subsequent sell-through of the product, historical product returns have been de minimis and we have not experienced any significant collection issues.  We also confirm that the slower collection of receivables over the past six months or so are not attributable to any other factors or products.

In response to this comment, in our Form 10-Q for the quarterly period ended September 30, 2016, we have included the disclosure below:

In addition, cash collections continue to be impacted by longer payment terms for certain biologic products in the U.S., primarily our newer Oncology products including Opdivo, Yervoy and Empliciti (120 days to 150 days). The longer payment terms are used to more closely align with the insurance reimbursement timing for physicians and cancer centers following administration to the patients.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852, Jung Choi at (212) 546-5720 or Robert Owens at (609) 252-3915.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Vice President, Associate General Counsel & Corporate Secretary

cc:	Alan J. Lacy, Chair of the Audit Committee, Bristol-Myers Squibb Company
Giovanni Caforio, Chief Executive Officer, Bristol-Myers Squibb Company
Charles Bancroft, Chief Financial Officer, Bristol-Myers Squibb Company
Sandra Leung, Executive Vice President & General Counsel, Bristol-Myers Squibb Company
Joseph C. Caldarella, Senior Vice President & Controller, Bristol-Myers Squibb Company
Robert Owens, Vice President & Assistant Controller, Bristol-Myers Squibb Company